

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Via E-mail
Christopher Pappas
President and Chief Executive Officer
Chefs' Warehouse Holdings, LLC
100 East Ridge Road
Ridgefield, Connecticut 06877

> **Re: Chefs' Warehouse Holdings, LLC**
> **Registration Statement on Form S-1**
> **Filed April 12, 2011**
> **File No. 333-173445**

Dear Mr. Pappas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout the prospectus to include all information that may not properly be excluded under Securities Act Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

4. We note the statement in the Explanatory Note, "Prospectus Summary—Reorganization Transaction" and "Certain Relationships and Related-Party Transactions—

Reorganization Transaction" that Chefs' Warehouse Holdings, LLC will be converted into Chefs' Warehouse, Inc. prior to the effectiveness of the registration statement. However, in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Reorganization" and "Description of Our Capital Stock—Our Reorganization," you state that the conversion will occur prior to the consummation of the offering. Please revise throughout the registration statement to consistently disclose the timing of the reorganization transaction.

Outside Front Cover Page of Prospectus

5. Please disclose in the first paragraph any affiliation between you and the selling stockholders.

Inside Front Cover Page of Prospectus

6. Please provide a copy of any inside cover graphics that you intend to include in the prospectus.

7. Investors may also rely on information contained in a free writing prospectus issued by you. Accordingly, please revise the first two sentences of the paragraph following the table of contents.

Prospectus Summary, page 1

8. Please disclose, in this section and in "Our Business," whether your competitive assertions listed below are based on independent analysis or your management's reasonable belief. If an assertion is based on independent analysis, then please disclose the source of such analysis. If an assertion is based on your management's reasonable belief, then please disclose your basis for such belief. With respect to the assertion listed in the second bullet below, please disclose the specific metric by which you describe yourself as "the largest."

- You have a superior selection of distinctive and hard-to-find specialty food products; superior product knowledge; and superior customer service, compared to other foodservice distributors.

- You are the largest distributor of specialty food products in the New York, Washington, D.C., San Francisco and Los Angeles culinary markets.

- You are the primary distributor of specialty food products to the majority of your customers.

9. Refer to your statement, "Since 2008, we have achieved net revenue, earnings before interest, taxes, depreciation and amortization, or EBITDA, and net income compound

annual growth rates, or CAGRs, of 8.3%, 50.4% and 168.9%, respectively, as of December 24, 2010." Please also disclose the dollar changes in such measurements for the fiscal 2009 and 2010 reporting periods. Lastly, please provide a cross reference to your non-GAAP EBITDA disclosures presented on pages 9 and 10 of the prospectus.

Summary Consolidated Financial Data, page 7

10. We note your inclusion of "Pro Forma, As Adjusted Data" on page 7 and "Pro Forma as Adjusted net income available to common stockholders" reconciliation on page 9. Please revise to disclose, on page 7, that the Pro Forma information was prepared in accordance with Article 11 of Regulation S-X.

11. Please provide full pro forma financial statements prepared in accordance with Article 11 of Regulation S-X, which separately present the pro forma impact of the redemption of Class A units, the Corporate Reorganization next, then the sale of your common shares in your initial public offering, and the repayment of long term debt and the procurement of new senior secured credit facility so that readers can understand the impact of each of these transactions on your capitalization and results of operations, or advise us why pro forma financial statements are unnecessary.

12. We note the $68.3 million redemption of your Class A units on October 22, 2010. Please explain to us, and clarify in your footnote disclosures here and elsewhere in the prospectus, the terms of Class A units including their redemption feature(s). Please also indicate why the redemption amount significantly exceeded the $45.8 million carrying amount upon redemption and why the excess was accounted for as a dividend and whether earnings available for common shareholders was also reduced. Please also tell us, and disclose, if the pro forma earnings per share data has given effect to the number of shares whose proceeds would be necessary to pay the excess distribution to the extent that it exceeds the current year earnings. Also, provide a cross reference to footnote 2 on page F-8 where you disclose the effect on your pro forma net income available to common shares.

13. Please show us and disclose how you calculated pro forma earnings per share on "as adjusted" and on "pro forma as adjusted" basis.

14. Refer to your pro forma adjustment 2 disclosure on page 8. Please note that pro forma income statement adjustments must be factually supportable and have a continuing impact to be included in your pro forma results. Please tell us why you believe your planned refinancing transaction, as disclosed on page 4, is factually supportable at this time, and should be included in your pro forma results, or revise.

15. Please ensure the number of shares in your pro forma diluted weighted average common shares outstanding calculation include shares that were previously excluded because of their anti-dilutive effect. In this regard, we note the elimination of the dividends on your

Class A units will reverse the net losses for your fiscal years ended December 24, 2010, and December 26, 2008 in your pro forma financial statements.

16. Please provide a more comprehensive discussion regarding the exchange ratio of units into common stock and how it was determined and clarify in the disclosures if and how the exchange ratio will vary based on the offering price.

Risk Factors, page 11

Risks Relating to Our Business and Industry, page 11

Our substantial indebtedness may limit our ability to invest in the ongoing needs of our business, page 16

17. If you enter into your new senior secured credit facilities prior to the effectiveness of the registration statement, then please update this risk factor to disclose the specific amount of additional indebtedness that may be incurred pursuant to the new senior secured credit facilities.

Risks Relating to this Offering, page 21

18. Please add a risk factor to explain the risks associated with your qualification for, and potential reliance on, the "controlled company" exemption offered by the NASDAQ Listing Rules.

Use of Proceeds, page 27

19. Please disclose in the third paragraph the dollar amount of the Class A units redeemed in October 2010.

20. Because you are using proceeds to redeem all of your outstanding senior subordinated notes due 2014, and you incurred this debt within one year, please describe the use of proceeds from the notes. See Instruction 4 to Item 504 of Regulation S-K.

21. Please disclose in the first bullet point following the third paragraph the amount of the call premium, which you disclose in "Description of our Indebtedness—Senior Subordinated Notes" to be approximately $0.8 million.

22. Please clarify whether you intend to use net proceeds to repay all of your outstanding loans under the senior secured credit facilities, assuming a sufficient amount of net proceeds, or, even if you receive a sufficient amount of net proceeds, you intend to repay only a portion of outstanding loans under the senior secured credit facilities and intend to use the remainder for general corporate purposes. Please note that if you have no current

specific plan for a significant amount of the proceeds, you should state so in this section and discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

Dividend Policy, page 28

23. If any portion of your existing senior secured credit facilities will remain outstanding after the consummation of the offering, then please disclose any restrictions on declaration and payment of dividends imposed by the existing senior secured credit facilities. See Item 201(c)(1) of Regulation S-K.

Selected Consolidated Financial Data, page 32

24. Please tell us and disclose what is netted against revenues here and in Statement of Operations on page F-4. Further, please tell us and disclose the nature of the gain on settlement of $1,100 for your fiscal year ended December 28, 2007.

25. Please disclose cash dividend declared per common unit for all periods presented. See Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

26. Please discuss any known trends, demands, commitments, events or uncertainties that are reasonably likely to have a material impact on your liquidity, capital resources or results of operations or that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. For example, we note your disclosure in "Risk Factors" on page 12 that volatile food costs have a direct impact on your profitability. Please discuss any known trends regarding food cost price movements or the other factors that you reasonably expect will have a material impact on your profits. See Item 303(a)(1)-(3) of Regulation S-K, Instruction 3 to Item 303(a) of Regulation S-K, Section III.B of Release No. 33-6835 (May 18, 1989), Section II.A.1 of Release No. 33-8056 (January 22, 2002) and Section III.B of Release No. 33-8350 (December 19, 2003).

Critical Accounting Policies, page 36

Inventory valuation, page 36

27. We note you maintain reserves for slow-moving and obsolete inventories. In this regard, please tell us and disclose a roll-forward schedule of your inventory reserve amounts, to the extent material, for all periods presented, in a footnote or in a supplemental Schedule II in accordance with Rule 5-04 of Regulation S-X.

Valuation of Goodwill and Intangible Assets, page 36

28. We note that goodwill represents approximately 14% of your assets as of December 24, 2010. In light of the significance of your goodwill balance, we expect a more robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each of your reporting unit:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test.

- Description of key assumptions that drive fair value.

- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Otherwise, please disclose in your critical accounting policies that your reporting unit is not at risk of failing step one of the goodwill impairment test.

29. We note your disclosure that you test goodwill impairment at the consolidated level and that you have one single reporting unit. Please tell us and disclose how you reasonably determined that you have one reporting unit for goodwill impairment purposes in light of the six different geographic markets you serve in the U.S. and different operating locations as disclosed in "Our Business—Our Customers and the Markets We Serve." Please note that a reporting unit is to be at the operating segment level or one level below for the purpose of goodwill impairment testing.

Results of Operations, page 37

30. Please expand your discussion under results of operations for all periods to:

- Quantify each factor you cite as impacting your operations, including quantifying the effects due to sales volume versus those due to pricing. For example, you disclose the increase in net sales for the fiscal year ended December 24, 2010 was primarily due to the continued growth of demand for specialty food products in general, increased market share as a result of your focus on service and value-added services and the opening of a new distribution center, without quantifying the impact attributed to each component.

- Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the increase in net sales for the fiscal year ended December 24, 2010 does not explain why there was a continued growth of demand for specialty food products in general and whether this may continue in the future and the impact on future sales.

Please note that these examples are not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Fiscal Year Ended December 24, 2010 Compared to Fiscal Year Ended December 25, 2009, page 38

Net Sales, page 38

31. Please also disclose separately the dollar impact on your sales due to existing and new customers. Based on your disclosures in "—Overview," it appears you are monitoring trends in sales derived from new and existing customers in evaluating your performance.

Gross Profit, page 38

32. Please clarify how the mix of net sales changed and describe the factors for such change.

Liquidity and Capital Resources, page 40

33. Please disclose the available capacity of the revolving credit facility as of December 24, 2010. See Item 303(a)(1) of Regulation S-K.

34. Refer to the last three paragraphs of this subsection. Please expand your cash flow from operating activities discussion to provide the substantive factors that significantly affected the operating cash flows, including the underlying reasons that lead to the changes in these factors.

35. We note the statement in the sixth paragraph, second sentence that you will use proceeds from the offering to repay all of the principal and interest outstanding under your existing senior secured credit facilities. However, you disclose elsewhere in the prospectus, including "Use of Proceeds," that you will use proceeds to repay some of the outstanding balance. Please reconcile.

36. If you enter into your new senior secured credit facilities prior to the effectiveness of the registration statement, then please disclose in this section, or include a cross-reference to another section of the prospectus that discusses, the material terms of the new senior secured credit facilities.

Quantitative and Qualitative Disclosures About Market Risk, page 43

37. We note your disclosure of interest rate risk in connection with your indebtedness without any substantive quantitative and/or qualitative disclosures of the significance of this risk. Please provide the required disclosures pursuant to Item 305 of Regulation S-K.

Our Business, page 44

Our Operations and Distribution Centers, page 49

38. Please file as exhibits to the registration statement the lease for each of your distribution centers or explain to us why you do not consider any such lease to be material. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Our Management, page 53

Executive Officers and Directors, page 53

39. Please disclose the term of office for each director and executive officer. See Item 401(a)-(b) of Regulation S-K.

Corporate Governance Profile, page 55

Board Composition and Controlled Company Status, page 55

40. We note the statement in the first paragraph, fifth sentence that Stephen Hanson will be appointed to your board of directors. Please provide the disclosure required by Item 401 of Regulation S-K with respect to Mr. Hanson. Please also file a consent by Mr. Hanson to being named in the registration statement. See Securities Act Rule 438.

41. Please disclose your basis for your conclusion that the controlled company exception is available to you. See Instruction 1 to Item 407(a) of Regulation S-K.

Compensation Discussion and Analysis, page 58

Compensation Discussion and Analysis, page 58

Components of Fiscal 2010 Compensation for Our Named Executive Officers, page 59

Performance-Based, Annual Cash Incentive Compensation, page 59

42. Please clarify whether the revenue and gross profit targets for Messrs. Clark and O'Dowd were the same as the $291 million revenue target and $75.6 million gross profit target for Mr. Wagner.

43. Please add Christopher Pappas and John Pappas to the table on page 60 showing the target award and actual award paid to each named executive officer.

Employment Agreements, Letter Agreements and Severance Benefits, page 61

44. Please file as exhibits to the registration statement the employment agreements currently in effect and the amended and restated employment agreements to be entered into between you and each of Christopher Pappas and John Pappas. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Other Severance Benefits, page 62

45. Please file as an exhibit to the registration statement the severance and release agreement between you and James Wagner. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Summary Compensation Table, page 63

46. We note that you state in the table that Kenneth Clark received a salary of $242,500 in 2010. However, on page 59, you state that Kenneth Clark's base salary for 2010 is $249,000. Please reconcile.

47. We note the statement in footnote (3) that Mr. Wagner's base salary increased from $240,000 to $250,000 in connection with his promotion effective March 1, 2011. However, because the table discloses Mr. Wagner's salary for 2010, please revise footnote (3) to disclose the increase in Mr. Wagner's salary from $215,000 to $240,000 on August 1, 2010.

Outstanding Equity Awards at 2010 Fiscal Year End, page 64

48. Please disclose by footnote the vesting dates of the Class C Units that have not vested. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For further guidance, please consider Question 122.02 in our Regulation S-K Compliance and Disclosure Interpretations.

49. Please disclose the market value of unvested units in this table and the value realized upon vesting of units in the units vested table. Please also disclose in the applicable footnote how you determined the value of the interests, including any underlying assumptions in conducting a valuation. Disclosure that the market value of such interests is not readily determinable is insufficient.

2010 Director Compensation Table, page 68

50. Please clarify by footnote, if correct, that Joseph M. Sharfenberger, Jr. and Stephen Murray are no longer serving as your directors.

Principal and Selling Stockholders, page 75

51. Please explain to us why you have included units that are unvested, and would not vest within 60 days of the date of the prospectus, in determining the number of units beneficially owned by each of James Wagner and Kenneth Clark. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

52. Please disclose the number of shares of common stock beneficially owned and the percentage represented by such number, after the offering and the reorganization transaction, assuming both exercise by the underwriters of their overallotment option and no exercise by the underwriters of their overallotment option.

Certain Relationships and Related-Party Transactions, page 76

53. We note the statement in the third paragraph that the disclosure in this section includes all related party transactions in which you were or will be a "party." Item 404(a) of Regulation S-K requires disclosure of all related party transactions in which you were or will be a "participant." Please revise the third paragraph and the disclosure in this section accordingly. See Section V.A.1 of Release No. 33-8732A (August 29, 2006).

Warehouse and Office Leases, page 76

54. With respect to the leases between Dairyland USA Corporation and each of Chefs' Warehouse Leasing Co., LLC and Candlewood Road Property, LLC, please disclose the aggregate amount of all periodic payments due on or after the beginning of fiscal 2011 through the end of each lease, including any required or optional payments due during or at the conclusion of each lease. See Item 404(a)(3) of Regulation S-K and Instruction 3.a to Item 404(a) of Regulation S-K.

Description of Capital Stock, page 77

Common Stock, page 77

55. Please disclose the par value of your common stock. See Instruction 1.A to Item 202 of Regulation S-K.

56. Counsel must opine on whether shares of your common stock offered by the prospectus will be fully paid and nonassessable. Accordingly, please revise the sixth sentence to disclose that such statement is the opinion of your counsel.

Preferred Stock, page 77

57. Counsel must opine on whether your shares of your preferred stock will be fully paid and nonassessable at the time of issuance. Accordingly, please delete the first sentence in the second paragraph, as no shares of preferred stock are being offered by the prospectus.

Description of Our Indebtedness, page 79

58. If you enter into your new senior secured credit facilities prior to the effectiveness of the registration statement, then please file as an exhibit to the registration statement the agreement governing the new senior secured credit facilities. If any portion of your existing senior secured credit facilities will remain outstanding after the consummation of the offering, then please file as an exhibit to the registration statement the agreement governing the existing senior secured credit facilities. See Item 601(b)(10) of Regulation S-K.

Shares Eligible for Future Sale, page 80

59. Please disclose, as of the latest practicable date, the approximate number of holders of each class of your membership units. Please also disclose the approximate number of holders of your common stock after giving effect to the reorganization transaction. See Item 201(b)(1) of Regulation S-K.

Index to Financial Statements, page F-1

60. Please update your financial statements to include the subsequent interim period financial statements. See Article 10 of Regulation S-X.

61. Please provide pro forma tax information on the face of the financial statements to give effect to the conversion of your company from a limited liability company to a corporation upon the consummation of the offering.

Note 1 – Operations and Basis of Presentation, page F-7

Description of Business and Basis of Presentation, page F-7

62. You state that you operate in one reporting unit and therefore apparently one reportable segment. However, we note from your website you offer numerous different products. Please revise your footnotes to adhere to the product disclosure requirements of FASB ASC 280-10-50-40.

Note 10 – Income Taxes, page F-16

63. Refer to your disclosure on page F-18 where you disclose the increase in deferred tax assets also resulted in the recording of a large tax benefit. Please tell us and disclose the amount and nature of the tax benefit recorded, and what accounting literature you relied on to record such benefit.

Other Expenses of Issuance and Distribution, page II-1

64. Please disclose in this item the portion of expenses that will be borne by the selling stockholders. See Item 511 of Regulation S-K.

Recent Sales of Unregistered Securities, page II-2

65. Please disclose the nature of the transaction and the nature and aggregate amount of consideration you received for your issuance of 2,508,332 Class C units to your executive officers and other employees. See Item 701(c) of Regulation S-K.

Undertakings, page II-3

66. Please add the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K. For further guidance, please consider Question 229.01 in our Securities Act Rules Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann for

H. Christopher Owings
Assistant Director

cc: Alexandros Aldous
        Ken Clark
        Chefs' Warehouse Holdings, LLC